Filed by Spartan Stores, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Stores, Inc.

Commission File No.: 000-31127

Date: July 30, 2013

SPARTAN STORES ANNUAL MEETING OF SHAREHOLDERS JULY 30,2013

DIRECTOR NOMINEES

Craig C. Sturken

Chairman, Spartan Stores, Inc.

Dennis Eidson

President and Chief Executive Officer, Spartan Stores, Inc.

M. Shân Atkins

Managing Director, Chetrum Capital LLC

Wendy A. Beck

Executive Vice President and Chief Financial Officer, Norwegian Cruise Line

Dr. Frank M. Gambino

Professor of Marketing and the Director of the Food and Consumer Packaged Goods Marketing Program , Haworth College of Business at Western Michigan University

Yvonne R. Jackson

President, Principal, Beecher Jackson Company

Elizabeth A. Nickels

Executive Director of the Herman Miller Foundation

Timothy J. O’Donovan

Former Chairman and Chief Executive Officer, Wolverine World Wide, Inc.

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 2

RESOLUTION

An Advisory Vote on the Approval of Executive Compensation

“Resolved, that the shareholders of Spartan Stores, Inc. (the “Company”) approve, on an advisory basis, the compensation of the Company’s named executive officers, as disclosed in the Company’s proxy statement for the 2013 Annual Meeting of Shareholders under the heading entitled “Executive Compensation.”

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 3

RESOLUTION

Ratification of the selection of Deloitte & Touche LLP

“Resolved, that the selection of Deloitte & Touche LLP as the independent auditors of Spartan Stores, Inc. for the fiscal year ending March 29, 2014, as presented in Spartan Stores’ Proxy Statement dated June 14, 2013, is ratified.”

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 4

CORPORATE OFFICERS

• Dennis Eidson – President and Chief Executive Officer

• David M. Staples – Executive Vice President and Chief Financial Officer

• Theodore C. Adornato – Executive Vice President Wholesale Operations

• Derek Jones – Executive Vice President Retail Operations

• Alex J. DeYonker – Executive Vice President General Counsel and Secretary

• Alan R. Hartline – Executive Vice President Merchandising and Marketing

• David deS. Couch – Vice President Information Technology

• Thomas A. Van Hall – Vice President Finance

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 6

Dennis Eidson

President and Chief Executive Officer

Spartan Stores Annual Meeting of Shareholders • July 30, 2013

FORWARD LOOKING STATEMENTS

This document contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “expects,” “believes,” or “estimates,” “upside,” “vision,” or similar expressions; that the combined company is “positioned,” for a result; that an event or trend “will” occur; or that a circumstance represents an “opportunity.” Forward looking statements relating to expectations about future results or events are based upon information available to Spartan Stores and Nash Finch as of today’s date, and are not guarantees of the future performance of Spartan Stores, Nash Finch or the combined company, and actual results may vary materially from the results and expectations discussed. Although Spartan Stores and Nash Finch have signed an agreement, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of Spartan Stores’ shareholders or Nash Finch’s stockholders and government approvals, or if any other conditions to closing are not satisfied. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Spartan Stores’ and Nash Finch’s business and the combined company’s ability to compete in the highly competitive grocery distribution, retail grocery, and military and exchange distribution channels. The adoption of a dividend policy does not commit the board of directors to declare future dividends. Each future dividend of Spartan Stores, Nash Finch, and the combined company will be considered and declared by the respective board of directors at its discretion. The ability of Spartan Stores, Nash Finch, and the combined company to continue to declare dividends will depend on a number of factors, including future financial condition, profitability and compliance with the terms of applicable credit facilities. Additional information concerning these and other risks is contained in Spartan Stores’ and Nash Finch’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Spartan Stores, Nash Finch, the proposed merger or other matters and attributable to Spartan Stores or Nash Finch or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Spartan Stores nor Nash Finch undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 8

Spartan’s Strategic Business Results:

Consistent Profitability, Innovation and Improved Shareholder Return

Achieved over $105 million in Adjusted EBITDA* for the third time in our history**

Increased retail and distribution sales 0.9% to $2.61 billion**

Increased our dividend for the third consecutive year, to $0.36 from $0.32 per common share on an annual basis, representing a 12.5% increase

Continued to make strategic investments in our asset base

Welcomed a new distribution customer with 11 stores in Ohio

* Adjusted EBITDA is a non-GAAP financial measure. See page 24 of this presentation for a reconciliation.

** On a comparable 52 week basis

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 9

CONSOLIDATED NET SALES

(in billions)

Full Year

*Excludes the 53rd week totaling $49.8 million – Retail $26.7 million and Distribution $23.1 million.

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 10

ADJUSTED EPS FROM CONTINUING OPERATIONS*

(in millions except per share data)

Full Year

*Adjusted EPS from Continuing Operations is a non-GAAP financial measure. See page 26 of this presentation for reconciliation of Earnings and Earnings Per Diluted Share from Continuing Operations to Adjusted Earnings and Adjusted Earnings Per Diluted Share from Continuing Operations.

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 11

Continued to invest in our store base and distribution infrastructure

Distribution - improving efficiency and systems

Retail - improving store base and adding fuel centers

ANNUAL CAPITAL EXPENDITURES

(in millions)

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 12

Retail Business Segment

Capital Investment

• FY 2013

5 major remodels

1 relocation

2 fuel centers

Acquired 1 supermarket and fuel center

Opened 4 Valu Land EDLP small format stores, bringing the total to 7

• FY 2014 activity to include:

Rebanner up to 13 Glen’s stores to Family Fare

12 minor remodels

3 major remodels

Open 1-3 Valu Land stores

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 13

Distribution Business Segment

Sales growth and New customers

Grew sales for the fourth consecutive year

Ratified a 3 year labor agreement

Competitive wage and benefits

Increased operational efficiencies

Added 437 private brand items

Increased independent store base by 14 stores for a total of 390

Welcomed Chief Supermarkets

11 stores in Northwest and West Central Ohio

Among Spartan’s top five customers based on annual warehouse purchases

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 14

Return of Capital to Shareholders

Substantially increased quarterly dividend three years in a row

30% in FY 12

23% in FY 13

13% in FY 14

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 15

Spartan Stores and Nash Finch Merger Highlights

Transaction ? Tax-free stock-for-stock merger

Exchange Ratio ? 1.20 shares of Spartan common stock for each share of Nash Finch common stock

Pro Forma Ownership ? 57.7% Spartan shareholders / 42.3% Nash Finch shareholders

? Chairman: Craig Sturken (Spartan’s current Chairman)

Governance &

Management ? President & CEO: Dennis Eidson (Spartan’s current President & CEO)

? Board of Directors: 12 Directors (Representing Spartan Stores and Nash Finch)

? Approximately $50 million in expected annualized cost synergies

? Full realization expected within three years following transaction close

Financial Benefits ? Expected to be accretive to EPS in first full year post-closing1

? Strong free cash flow and flexible capital structure to support continued growth in the business, debt paydown and dividends

Pro Forma Dividends ? Annual cash dividends of $0.48 per share

? Customary closing conditions including shareholder votes by each company

Conditions / Timing

? Expected closing by end of calendar year 2013

1. Excluding non-recurring integration costs.

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 16

Strategic Benefits of the Merger

? Strong platform for growth with significant scale, geographic reach and complementary capabilities across:

? Grocery Wholesale

? Military Distribution to Commissaries and Exchanges

? Food Retail

? Unlocks significant value through approximately $50 million of expected annualized cost savings

? Additional potential upside from:

? Increased customer penetration

? New customer additions

? Expansion into new market segments

? Opportunities to build on best of each company’s assets and capabilities, leveraging experienced management teams

? Enhanced platform from which to continue consolidating a fragmented industry

? $7.5 billion in revenues

? National distribution footprint with 22 distribution centers covering 37 states

? 177 retail stores

? Increased financial and operational capacity

? Balanced portfolio of businesses

? Comprehensive portfolio of strong private brands

? Approximately 16,000 employees

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 17

Highly Complementary Geographic Footprints

Together, Spartan Stores and Nash Finch will have 22 distribution centers covering 37 states and 177 retail stores and will be the leading distributor to military commissaries and exchanges in the United States

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 18

Substantial Cost Savings Opportunities

? Approximately $50 million annualized cost savings expected by year 3 including approximately $20 million expected in year 1

? Consolidation of Corporate Functions

? Merchandising / Procurement

? Information Technology

? Distribution Efficiencies

? Synergies were determined collaboratively by both companies

? Estimate is based on quantifiable, identified cost areas

? Extensive work done pre-announcement

? Plan is in place to achieve synergies

? Integration planning is underway

? Achieving synergies and effectively integrating the two companies are top priorities for the management team

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 19

Summary

? Creates larger, more balanced company

? Broader customer base and geographic reach across multiple food retail and distribution channels

? Substantial cost synergies to be shared by both companies’ shareholders

? Additional potential upside through execution of best practices across the organization

? Retains significant financial flexibility and generates meaningful free cash flow to continue to invest in the business, de-leverage and pay an attractive dividend

? Positions the combined company as a leading consolidator with a strong platform from which to continue to pursue acquisitions in a fragmented industry

? $7.5 billion in revenues

? National distribution footprint with 22 distribution centers covering 37 states

? 177 retail stores

? Increased financial and operational capacity

? Balanced portfolio of businesses

? Comprehensive portfolio of strong private brands

? Approximately 16,000 employees

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 20

IMPORTANT INFORMATION FOR INVESTORS

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Spartan Stores common stock in connection with the proposed merger will be submitted to the Spartan Stores’ shareholders for their consideration, and the proposed merger will be submitted to Nash Finch’s stockholders for their consideration. Spartan Stores will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement to be used by Spartan Stores and Nash Finch to solicit the required approval of their respective shareholders in connection with the proposed merger and will constitute a prospectus of Spartan Stores. Spartan Stores and Nash Finch may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF SPARTAN STORES AND NASH FINCH ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement and prospectus and other documents containing important information about Spartan Stores and Nash Finch, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Spartan Stores will be available free of charge on Spartan Stores’ website at www.spartanstores.com under the tab “Investor Relations” or by contacting Jeanne Norcross, Vice President Corporate Affairs, (616) 878-2830. Copies of documents filed with the SEC by Nash Finch will be available free of charge on Nash Finch’s website at www.nashfinch.com under the tab “Investors” or by contacting Kathleen Mahoney, Executive Vice President, General Counsel and Secretary, (952) 844-1262.

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 21

PARTICIPANTS IN THE TRANSACTION

Spartan Stores, Nash Finch and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Spartan Stores and stockholders of Nash Finch in connection with the proposed transaction. Information about the directors and executive officers of Spartan Stores is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on June 14, 2013. Information about the directors and executive officers of Nash Finch is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 11, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 22

SHAREHOLDER QUESTIONS

& ANSWERS

Spartan Stores Annual Meeting of Shareholders • July 30, 2013

Following is a reconciliation of Net Earnings to Adjusted EBITDA

(In thousands)

2013

Net earnings $ 27,410

Add:

Discontinued operations 432

Income taxes 15,425

Interest expense 13,410

Debt extinguishment 5,047

Non-operating expense(756)

Operating earnings 60,968

Add:

Depreciation and amortization 39,081

LIFO expense 335

Restructuring and asset impairment costs 1,589

Other unusual items 396

Non-cash stock compensation & other charges 3,964

Adjusted EBITDA $ 106,333

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 24

Consolidated Adjusted EBITDA is a non-GAAP operating financial measure that we define as net earnings from continuing operations plus depreciation and amortization, and other non-cash items including imputed interest, deferred (stock) compensation, the LIFO provision, as well as adjustments for items that do not reflect our ongoing operating activities and costs associated with the closing of operational locations, interest expense and the provision for income taxes to the extent deducted in the computation of Net Earnings.

We believe that Adjusted EBITDA provides a meaningful representation of our operating performance for Spartan Stores as a whole and for our operating segments. We consider Adjusted EBITDA as an additional way to measure operating performance on an ongoing basis. Adjusted EBITDA is meant to reflect the ongoing operating performance of all of our retail stores and wholesale operations; consequently, it excludes the impact of items that could be considered “non-operating” or “non-core” in nature, and also excludes the contributions of activities classified as discontinued operations. Because Adjusted EBITDA is a performance measure that management uses to allocate resources, assess performance against its peers, and evaluate overall performance, we believe it provides useful information for our investors. In addition, securities analysts, fund managers and other shareholders and stakeholders that communicate with us request our operating financial results in Adjusted EBITDA format.

Adjusted EBITDA is not a measure of performance under accounting principles generally accepted in the United States of America, and should not be considered as a substitute for net earnings, cash flows from operating activities and other income or cash flow statement data. Our definition of Adjusted EBITDA may not be identical to similarly titled measures reported by other companies.

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 25

Following is a reconciliation of Earnings and Earnings Per Diluted Share from Continuing Operations to Adjusted Earnings and Adjusted Earnings Per Diluted Share from Continuing Operations.

Earnings FY 09 FY 10 FY 11 FY 12 FY 13

Earnings from continuing operations $ 35,033 $ 25,933 $ 32,539 $ 31,870 $ 27,842

Adjustments, net of taxes:

Restructuring charges 2,611 1,564(58)

Asset impairment charges 1,152 4,829 1,050

LIFO income related to warehouse consolidation(2,120)

Net benefit related to favorable lease terminations(3,618)

Pension curtailment income(2,448)

Non-recurring professional fees 750

Interest rate swap termination 487

Impact of 53rd week(1,380)

Gain on sale of assets(342)(417)

Impact of state tax law changes 518(642)

Acquisition related professional fees 247

Debt extinguishment 3,152

Total adjustments:—3,763(1,793) 33 3,332

Adjusted earnings from continuing operations $ 35,033 $ 29,696 $ 30,746 $ 31,903 $ 31,174

Earnings per Diluted Share

Earnings from continuing operations $ 1.57 $ 1.15 $ 1.43 $ 1.39 $ 1.27

Adjustments, net of taxes—0.17(0.07)—0.16

Adjusted earnings from continuing operations $ 1.57 $ 1.32 $ 1.36 $ 1.39 $ 1.43

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 26

Adjusted earnings from continuing operations is a non-GAAP operating financial measure that we define as earnings from continuing operations plus or minus adjustments for items that do not reflect the ongoing operating activities of the Company and costs associated with the closing of operational locations.

We believe that adjusted earnings from continuing operations provides a meaningful representation of our operating performance for the Company. We consider adjusted earnings from continuing operations as an additional way to measure operating performance on an ongoing basis. Adjusted earnings from continuing operations is meant to reflect the ongoing operating performance of all of our retail stores and wholesale operations; consequently, it excludes the impact of items that could be considered “non-operating” or “non-core” in nature, and also excludes the contributions of activities classified as discontinued operations. We believe that adjusted earnings from continuing operations provides useful information for our investors because it is a performance measure that management uses to allocate resources, assess performance against its peers and evaluate overall performance. In addition, securities analysts, fund managers and other shareholders and stakeholders that communicate with us request our operating financial results in adjusted earnings from continuing operations format.

Adjusted earnings from continuing operations is not a measure of performance under accounting principles generally accepted in the United States of America, and should not be considered as a substitute for net earnings, cash flows from operating activities and other income or cash flow statement data. Our definition of adjusted earnings from continuing operations may not be identical to similarly titled measures reported by other companies.

Spartan Stores Annual Meeting of Shareholders • July 30, 2013 27